Infosys®

Fact Sheet – Consolidated Financial data, Third Quarter, 2008-09

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	December 31,		Growth (%)	September 30, 2008	Growth % in Q3 FY 09 over Q2 FY 09
	2008	2007			
Income from software services, products and business process management	**5,786**	**4,271**	**35.5**	**5,418**	**6.8**
Software development and business process management expenses	3,075	2,325	32.3	2,891	6.4
GROSS PROFIT	**2,711**	**1,946**	**39.3**	**2,527**	7.3
Selling and marketing expenses	274	205	33.7	303	(9.6)
General and administration expenses	406	349	16.3	430	(5.6)
	680	**554**	**22.7**	**733**	(7.2)
OPERATING PROFIT BEFORE DEPRECIATION	**2,031**	**1,392**	**45.9**	**1,794**	**13.2**
Depreciation	187	153	22.2	177	5.6
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,844**	**1,239**	**48.8**	**1,617**	**14.0**
Other income, net	40	158	(74.7)	66	(39.4)
Provision for investments	(2)	–	NA	–	NA
NET PROFIT BEFORE TAX	1882	1,397	34.7	1,683	11.8
Provision for taxation	241	166	45.2	251	(3.9)
NET PROFIT AFTER TAX	**1,641**	**1,231**	**33.3**	**1,432**	**14.6**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	28.66	21.54	33.1	25.02	14.5
Diluted	28.63	21.47	33.3	24.97	14.7

Fact Sheet – Consolidated Financial data, Third Quarter, 2008-09

Infosys®

Profit and Loss Account summary for the Nine months ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	December 31,		Growth (%)	Year ended March 31, 2008
	2008	2007		
Income from software services, products and business process management	**16,058**	**12,150**	32.2	**16,692**
Software development and business process management expenses	8,720	6,725	29.7	9,207
GROSS PROFIT	**7,338**	**5,425**	35.3	**7,485**
Selling and marketing expenses	834	693	20.3	916
General and administration expenses	1,200	972	23.5	1,331
	2,034	**1,665**	22.2	**2,247**
OPERATING PROFIT before interest, depreciation and minority interest	**5,304**	**3,760**	**41.1**	**5,238**
Interest				
Depreciation	533	441	20.8	598
OPERATING PROFIT BEFORE TAX, minority interest and exceptional items	**4,771**	**3,319**	43.7	**4,640**
Other income, net	223	565	(60.5)	704
Provision for investments	(2)	–	NA	–
NET PROFIT BEFORE TAX, minority interest and exceptional items	**4,992**	**3,884**	**28.5**	**5,344**
Provision for taxation	617	474	30.2	685
NET PROFIT AFTER TAX and before minority interest and exceptional items	**4,375**	**3,410**	**28.3**	**4,659**
Income on sale of investments (net of taxes)				
NET PROFIT AFTER TAX, exceptional items and before minority interest	**4,375**	**3,410**	**28.3**	**4,659**
Minority interest				
NET PROFIT AFTER TAX, exceptional items and minority interest	**4,375**	**3,410**	**28.3**	**4,659**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)				
Before exceptional items				
Basic	76.44	59.70	28.0	81.53
Diluted	76.30	59.49	28.3	81.26

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31,2007
	%	%	%	%	%
North America	64.5	61.5	62.3	62.3	62.5
Europe	25.5	28.1	28.6	27.6	27.4
India	1.2	1.3	1.2	1.2	1.4
Rest of the world	8.8	9.1	7.9	8.9	8.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Quarter ended			LTM	
	Dec 31, 2008	Sep 30, 2008	Dec31, 2007	Dec 31, 2008	Dec 31,2007
	%	%	%	%	%
Services					
Application Development and Maintenance	42.5	42.7	46.3	43.4	45.7
Application Development	20.8	20.6	21.5	21.1	21.9
Application Maintenance	21.7	22.1	24.8	22.3	23.8
Business Process Management	5.7	6.0	5.9	6.0	5.4
Consulting Services and Package Implementation	25.1	25.3	24.0	24.6	23.4
Infrastructure Management	6.5	5.9	4.5	5.7	5.0
Product Engineering Services	2.1	2.1	1.7	2.0	1.6
System Integration	4.0	3.5	2.7	3.4	2.7
Testing Services	6.5	7.0	7.4	7.0	7.5
Others	3.4	3.9	3.8	4.0	5.1
Total services	**95.8**	**96.4**	96.3	**96.1**	96.4
Products	4.2	3.6	3.7	3.9	3.6
Total revenues	**100.0**	**100.0**	100.0	**100.0**	100.0

REVENUE BY PROJECT TYPE *					
	Quarter ended			LTM	
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31,2007
	%	%	%	%	%
Fixed Price	36.3	34.1	32.8	34.1	29.2
Time & Materials	63.7	65.9	67.2	65.9	70.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

REVENUE BY INDUSTRY					
	Quarter ended			LTM	
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
	%	%	%	%	%
Insurance, banking & financial	34.9	33.4	36.8	34.2	36.6
Insurance	*7.7*	*6.9*	*7.3*	*7.1*	*7.3*
Banking & financial services	*27.2*	*26.5*	*29.5*	*27.1*	*29.3*
Manufacturing	19.6	20.1	14.6	18.7	13.8
Retail	12.6	12.1	12.0	12.2	11.6
Telecom	16.7	19.0	21.1	19.5	21.4
Energy & Utilities	6.2	5.5	5.2	5.6	5.1
Transportation & logistics	2.2	2.3	2.4	2.4	2.2
Services	5.4	5.1	6.0	5.4	7.2
Others	2.4	2.5	1.9	2.0	2.1
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA					
	Quarter ended			Year ended	
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007	Mar 31, 2008	Mar 31, 2007
Number of Clients					
Active	583	586	530	538	500
Added during the period	30	40	47	170	160
Accounting for > 5% of revenue	1	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	323	325	305	310	275
5 Million dollar +	150	151	128	141	107
10 Million dollar +	102	94	81	89	71
20 Million dollar +	58	56	45	47	36
30 Million dollar +	37	34	30	32	25
40 Million dollar +	26	26	22	22	16
50 Million dollar +	20	20	17	18	12
60 Million dollar +	17	16	12	13	11
70 Million dollar +	13	12	12	12	9
80 Million dollar +	11	12	9	10	4
90 Million dollar +	7	8	6	6	4
100 Million dollar +	4	5	4	6	3
200 Million dollar +	1	1	1	1	1
300 Million dollar +	1	1		1	–
Client contribution to revenue					
Top client	6.2%	7.6%	9.5%	9.1%	7.0%
Top 5 clients	17.3%	18.6%	21.6%	20.9%	19.4%
Top 10 clients	27.2%	28.0%	32.5%	31.4%	31.4%
Repeat business	97.1%	99.8%	96.3%	97.0%	95.3%
Account receivables – LTM (in days)	62	60	60	72	64

"LTM" - Last Twelve Months
* LTM Revenues

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Dec 31, 2008	Sep 30, 2008	Dec31, 2007	Dec 31, 2008	Dec 31, 2007
	%	%	%	%	%
Effort					
Onsite	23.1	24.0	25.2	24.0	25.9
Offshore	76.9	76.0	74.8	76.0	74.1
Revenue					
Onsite	45.8	47.3	47.8	47.0	49.0
Offshore	54.2	52.7	52.2	53.0	51.0
Utilization					
Including trainees	68.5	69.4	69.4	69.1	69.6
Excluding trainees	74.5	73.7	76.3	73.9	75.3

PERSON MONTHS DATA					
	Quarter ended			LTM	
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31,2007
Billed – Onsite	46,012	46,526	42,190	1,81,439	1,58,921
– Offshore	1,52,920	1,47,547	1,25,191	5,75,649	4,54,874
TOTAL	**1,98,932**	**1,94,073**	**1,67,381**	**7,57,088**	**6,13,795**
Non Billable	68,191	69,267	52,022	2,66,916	2,01,115
Trainee	23,182	16,445	21,625	71,271	67,422
Sales & Support	15,323	14,148	11,496	55,182	44,503
TOTAL	**3,05,628**	**2,93,933**	**2,52,524**	**11,50,457**	**9,26,835**

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007	Mar 31, 2008	Mar 31, 2007
Total Employees	103,078	100,306	88,601	91,187	72,241
S/W professionals	95,910	93,624	83,011	85,013	68,156
Billable	*85,918*	*83,412*	*75,345*	*79,494*	*61,917*
Banking Product Group	*2,283*	*2,093*	*2,053*	*2,053*	*2,053*
Trainees	*7,709*	*8,119*	*5,613*	*3,466*	*4,186*
Sales & Support	7,168	6,682	5,590	6,174	4,085
Gross Addition	5,997	10,117	11,683	33,177	30,946
Net Addition	2,772	5,927	8,100	18,946	19,526
Lateral Employees	1,388	1,736	2,570	8,523	8,023
Attrition % (LTM)*	11.8%	12.8%	13.7%	13.4%	13.7%

"LTM" – Last Twelve Months

* Excluding subsidiaries

EMPLOYEE METRICS-SUBSIDIARIES					
	Quarter ended			Year ended	
Total Employees	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007	Mar 31, 2008	Mar 31, 2007
Infosys BPO Limited – consolidated	16,941	17,327	15,395	16,295	11,226
Infosys Technologies (Australia) Pty. Limited – Consolidated	360	351	342	363	306
Infosys Technologies (China) Company Limited	1059	999	691	699	669
Infosys Consulting, Inc.	316	315	253	265	209
Infosys Technologies, S.De R.L. De C V., Mexico	210	161	46	75	–

INFRASTRUCTURE (as on Dec 31, 2008)					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq. Ft.)	No. of Seats	Built-Up Area (Sq. Ft.)	No. of Seats	
Bangalore	36,83,570	23,793	3,10,000	1,200	–
Bhubaneshwar	8,79,721	3,957	–	–	–
Chandigarh	10,16,158	6,116	1,62,344		–
Chennai	18,89,142	11,713	6,50,835	2,500	–
Gurgaon	96,406	1,168	–	–	–
Hyderabad	18,22,523	9,430	–	–	–
Jaipur	1,30,000	990	2,88,016	3,100	–
Mangalore	6,87,213	4,766	–	–	–
Mauritius	28,000	400	–	–	–
Mysore (including ILI)*	68,47,819	5,784	17,66,423	3,000	–
Pune	40,87,648	20,804	3,90,916	2,831	–
Thiruvananthapuram	1,24,442	1,549	2,88,949	1,540	–
Total	**2,12,92,642**	**90,470**	**38,57,483**	**14,171**	–

*Infosys Leadership Institute

CONSOLIDATED IT SERVICES								
	Quarter ended						LTM	
	Dec 31, 2008	Sequential growth%	Sep 30, 2008	Sequential growth %	Dec 31, 2007	Sequential growth %	Dec 31, 2008	Dec 31, 2007
Effort – Services (Person Months)								
Onsite	45,850	-1.0	46,314	4.1	41,974	3.0	180,641	158,180
Offshore	107,828	3.3	104,355	7.6	92,234	5.1	405,956	335,393
Total	**153,678**	**2.0**	**150,669**	**6.5**	**1,34,208**	**4.5**	**586,597**	**493,573**
Revenue – Services ($ million)								
Onsite	534.09	-6.8	572.92	4.8	516.07	4.1	2194.40	1897.43
Offshore	520.79	-1.4	528.40	7.7	464.47	6.6	2029.96	1649.32
Total	**1054.88**	**-4.2**	**1,101.32**	**6.2**	**980.54**	**5.3**	**4224.36**	**3546.75**

RUPEE DOLLAR RATE (Rs)					
	Quarter ended			Year ended	
	Dec 31, 2008	Sep 30, 2008	Dec 31, 2007	Mar 31, 2008	Mar 31, 2007
Period closing rate	48.71	46.97	39.41	40.02	43.10
Period average rate	49.42	44.50	39.40	40.00	45.06

PERFORMANCE AS AGAINST GUIDANCE - INDIAN GAAP			
For Quarter ending Dec 31, 2008		**Guidance**	**Actuals**
Indian GAAP	Revenue (Rs. Crore)	5,519-5,730	5,786
	EPS (Rs.)	26.63	27.58

Infosys®

PERFORMANCE AS AGAINST GUIDANCE - IFRS				
For Quarter ending Dec 31, 2008		Guidance provided on October 10, 2008	Guidance restated for constant currency *	Actuals
IFRS	Revenue (US $ Million)	1,175-1,220	1,137-1,181	1,171
	Basic EPADS (US $)	0.57	0.56	0.56

* Currency rates:

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.86	1.54
EURO	1.36	1.32
AUD	0.81	0.67

SUBSIDIARIES PERFORMANCE (US $ Mn)				
	Quarter ended, Dec 31 2008		Year ended, Mar 31 2008	
	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	67.06	10.86	235.20	34.90
Infosys Technologies (Australia) Pty. Limited – Consolidated	26.03	1.62	139.08	25.37
Infosys Consulting, Inc.	13.50	(2.65)	61.54	(12.82)
Infosys Technologies (China) Company Limited	6.67	(1.98)	19.18	(1.68)
Infosys Technologies, S.De R.L. De C V., Mexico	2.30	(0.49)	0.63	(1.80)

Fact Sheet – Consolidated Financial data, Third Quarter, 2008-09

Infosys®

Unaudited Consolidated Statements of Income (IFRS)

(Dollars in millions except per share data)

	Three months ended Dec 31,		Year ended March 31,	
	2008	2007	2007 (Audited)	2008 (Audited)
Revenues	**1,171**	**1,084**	**3,090**	**4,176**
Gross profit	510	455	1,313	1,723
Operating income	**373**	**314**	**852**	**1,159**
Income before income taxes and minority interest	380	354	936	1,334
Net income	**332**	**312**	**850**	**1,163**
Earnings per equity share				
Basic	$0.58	$0.55	$1.53	$2.04
Diluted	$0.58	$0.55	$1.50	$2.04

Reconciliation of accounts as per Indian GAAP and IFRS

in Rs. Crore

	Quarter ended		Year ended
	Dec 31, 2008	Dec 31, 2007	March 31, 2008
Consolidated Net Profit as per Indian GAAP	**1,641**	**1,231**	**4,659**
Share-based compensation (IFRS)	(2)	(3)	(12)
Amortization of intangible assets	(4)	(2)	(3)
Consolidated Net income as per IFRS	**1,635**	**1,226**	**4,644**

Reasons for differences in net income as per Indian GAAP and IFRS

Share based compensation (IFRS 2)

Under IFRS, the company recorded share based compensation expense using the fair value recognition provisions of IFRS 2.

Amortization of intangible assets

IFRS requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are amortized over the estimated useful life.

Infosys®

Constant Currency Reporting

Reported revenues	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09
Revenue ($ mn)	1,022	1,084	1,142	1,155	1,216	1,171
Sequential growth %	10.1	6.1	5.3	1.1	5.3	(3.7)
YoY growth %	36.9	32.1	32.3	24.4	19.0	8.0

Constant currency – Q-o-Q	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09
Revenue ($ mn)	1,018	1,076	1,142	1,152	1,236	1,228
Sequential growth (%)	9.7	5.4	5.3	0.8	7.1	1.0

Constant currency – YoY	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09
Revenue ($ mn)	1,001	1,062	1,118	1,135	1,221	1,242
YoY growth (%)	34.1	29.4	29.5	22.2	19.3	14.6

Notes:

Basis of computation

1. Rates are as per the noon buying rate of Federal Reserve New York till March 2008 and as per FEDAI rates beginning April 1, 2008

2. Average rates for major global currencies:

Average rate of USD	Q2 08	Q3 08	Q4 08	FY 08	Q1 09	Q2 09	Q3 09
AUD	0.85	0.90	0.92	0.87	0.95	0.87	0.67
EURO	1.39	1.46	1.53	1.44	1.56	1.49	1.32
GBP	2.03	2.04	1.99	2.01	1.98	1.87	1.54

3. Proportion of revenues from major global currencies:

Revenues by currency (%)	Q2 08	Q3 08	Q4 08	FY 08	Q1 09	Q2 09	Q3 09
AUD	4.9	4.2	4.6	4.8	4.9	4.4	4.2
EURO	5.3	5.8	6.6	5.7	7.0	7.2	6.7
GBP	13.7	14.5	17.1	14.9	16.5	13.3	11.0

Q3 2009

Geographical Segment – Growth

North America grew by 1.1% sequentially; 1.5% in constant currency

Europe declined by 12.5% sequentially; 1.2% in constant currency

Rest of the world declined by 6.4% sequentially; grew by 5.8% in constant currency

Industry Segment – Growth

BFSI grew by 1.0% sequentially; 4.1% in constant currency

Manufacturing declined by 6.0% sequentially; 3.7% in constant currency

Retail grew by 0.3% sequentially; 2.9% in constant currency

Telecom declined by15.3% sequentially; 3.4% in constant currency

Others grew by 0.6% sequentially; 4.3% in constant currency

Q2 2009

Geographical Segment – Growth

North America grew by 3.3% sequentially; 3.4% in constant currency
Europe grew by 8.3% sequentially; 12.9% in constant currency
Rest of the world grew by 10.1% sequentially; 15.9% in constant currency

Industry Segment – Growth

BFSI grew by 1.7% sequentially; 3.2% in constant currency
Manufacturing grew by 14.8% sequentially; 16.2% in constant currency
Retail grew by 4.5% sequentially; 5.5% in constant currency
Telecom grew by 1.7% sequentially; 5.8% in constant currency
Others grew by 7.1 % sequentially; 8.4% in constant currency